Filed Pursuant to 424(b)(3)
                                                Registration File No. 333-66358


                            ALAMOSA HOLDINGS, INC.

                       30,649,990 SHARES OF COMMON STOCK

                             ---------------------

                             Supplement No. 14 to
                                  Prospectus
                             ---------------------


         This prospectus supplement relates to the resale by selling stockholders of up to 30,649,990 shares of our common stock that the selling stockholders acquired from us in connection with our acquisitions of companies formerly owned by them. We will not receive any of the proceeds from the sale of any of these shares by the selling stockholders.

         You should read this prospectus supplement in conjunction with the prospectus dated September 28, 2001, filed by us with the Securities and Exchange Commission, prospectus supplement no. 1, filed by us with the Securities and Exchange Commission on October 18, 2001, prospectus supplement no. 2, filed by us with the Securities and Exchange Commission on October 30, 2001, prospectus supplement no. 3, filed by us with the Securities and Exchange Commission on November 14, 2001, prospectus supplement no. 4, filed by us with the Securities and Exchange Commission on February 28, 2002, prospectus supplement no. 5, filed by us with the Securities and Exchange Commission on March 29, 2002, prospectus supplement no. 6, filed by us with the Securities and Exchange Commission on May 2, 2002, prospectus supplement no. 7, filed by us with the Securities and Exchange Commission on May 15, 2002, prospectus supplement no. 8, filed by us with the Securities and Exchange Commission on June 13, 2002, prospectus supplement no. 9, filed by us with the Securities and Exchange Commission on August 8, 2002, prospectus supplement no. 10, filed by us with the Securities and Exchange Commission on August 15, 2002, prospectus supplement no. 11, filed by us with the Securities and Exchange Commission on October 2, 2002, prospectus supplement no. 12, filed by us with the Securities and Exchange Commission on November 7, 2002 and prospectus supplement no. 13, filed by us with the Securities and Exchange Commission on November 15, 2002. All terms used in this prospectus supplement have the meaning assigned to them in the prospectus. Our common stock is traded on The New York Stock Exchange under the symbol "APS." On March 3, 2003, the last reported sale price of one share of our common stock was $0.42.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         This supplement is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.

         The date of this prospectus supplement is March 4, 2003.

RECENT DEVELOPMENTS

         On March 3, 2003 we issued the following press release.

                                                           NEWS RELEASE


Contact:      Jon D. Drake
              Director of Investor Relations
              Alamosa Holdings, Inc.
              806-722-1455
              jdrake@alamosapcs.com

                     Alamosa Announces Fourth Quarter and
                              Annual 2002 Results

Fourth Quarter Highlights:
-------------------------

o Subscribers increased by approximately 31,000 to approximately 622,000 total subscribers.
o EBITDA (earnings, before interest, taxes, depreciation and amortization), excluding asset impairments, totaled $12.1 million for the fourth quarter and $26.9 for the full year of 2002, respectively.
o     Net loss for the fourth quarter was $25.6 million or $0.27 per share.
o Available funding was approximately $121.4 million, including approximately $61.7 million in cash and cash equivalents, approximately $34.7 million of restricted cash in escrow accounts for bond interest payments, and $25.0 million in an undrawn bank facility, subject to certain restrictions.
o Customer churn was approximately 3.4 percent for the fourth quarter and for the full year of 2002.
o Fixed asset additions totaled $14.1 million for the fourth quarter and $69.6 million for the full year of 2002.

LUBBOCK, Texas (March 3, 2003) - Alamosa Holdings, Inc. (NYSE: APS), the largest (based on number of subscribers) PCS Affiliate of Sprint (NYSE: FON, PCS), which operates the largest all-digital, all-CDMA Third-Generation (3G) wireless network in the United States, today reported results for the fourth quarter ended December 31, 2002. The Company reported $12.1 million of EBITDA, excluding asset impairments, for the fourth quarter of 2002 versus a negative $21.5 million in the fourth quarter of 2001. For the year of 2002, the Company reported positive EBITDA, excluding asset impairments, of $26.9 million compared to a negative $58.5 million in 2001, resulting in an $85.4 million improvement year over year. The Company also reported approximately 31,000 net new subscribers during the fourth quarter of 2002, bringing total subscribers to approximately 622,000 at year-end 2002. This represents a 24 percent increase in total subscribers from the end of 2001 to the end of 2002. As the Company previously disclosed on January 13, 2003, customer churn was approximately 3.4 percent for the fourth quarter of 2002, declining from 3.8 percent in the third quarter of 2002. Customer churn for the full year of 2002 was also 3.4 percent.

"The wireless industry found 2002 to be extremely difficult. Despite many challenges, Alamosa distinguished itself from many of its peers and delivered solid financial results. We continued to make significant progress as we grew our customer base, expanded our network to handle our customer's current and future wireless needs, and managed our operations more efficiently," stated David E. Sharbutt, Chief Executive Officer of Alamosa Holdings, Inc. "More significantly, we achieved positive EBITDA in every quarter of 2002, including a substantial increase in the fourth quarter of 2002 over the third quarter of 2002.

"We shifted our focus to higher value customers, which began to have an impact on our churn rate during the fourth quarter. In 2002, we learned and adapted our business to the realities of the marketplace and have an established foundation from which to build upon in 2003," Sharbutt added. "We expect continued growth in EBITDA, excluding asset impairments, and positive free cash flow in 2003 which should help maintain our funding position."

FINANCIAL HIGHLIGHTS
Total revenue for the fourth quarter was approximately $149.1 million, including subscriber revenue of $102.2 million, roaming revenue of $40.7 million and product sales of $6.2 million. Roaming revenue increased 4.1 percent in the fourth quarter of 2002 compared to third quarter of 2002 due to increased roaming traffic from Sprint and other PCS carriers. Other PCS carriers' inbound travel comprised approximately 20 percent of roaming revenues during the quarter and for the full year. Total revenue for the year was approximately $555.6 million, including subscriber revenue of $391.9 million, roaming revenue of $139.8 million and product sales of $23.9 million.

EBITDA, excluding asset impairments, was $12.1 million for the fourth quarter of 2002 compared to $5.4 million for the third quarter of 2002 and a negative $21.5 million for the fourth quarter of 2001. For the year of 2002, EBITDA, excluding asset impairments, was $26.9 million compared to a negative $58.5 million during 2001, an $85.4 million improvement. The net loss for the fourth quarter was $25.6 million or $0.27 per share compared to $29.2 million or $0.31 per share, before a charge for the impairment of goodwill, in the third quarter of 2002 and a net loss of $47.9 million or $0.52 per share for the fourth quarter of 2001. For the year, the net loss was $403.3 million or $4.33 per share, including the goodwill impairment charge. Without the goodwill impairment charge, the net loss would have been $111.7 million, or $1.20 per share compared to a loss of $143.9 million, before extraordinary items, or $1.65 per share in 2001.


At the end of the fourth quarter of 2002, Alamosa had available funding of approximately $121.4 million. This included approximately $61.7 million of cash and cash equivalents, approximately $34.7 million in restricted cash escrowed for the payment of bond interest, and committed but unused credit facilities at the end of the fourth quarter of $25.0 million, subject to certain restrictions. Alamosa continues to expect to be over funded in excess of $50 million at the point of becoming free cash flow positive in 2003. Fixed asset additions were approximately $14.1 million for the fourth quarter of 2002 and $69.6 million for the full year of 2002.


--------------------------------------------------------------------------------------------------------
SUMMARY OF QUARTERLY OPERATING STATISTICS
Metric                                                       4Q 2002          3Q 2002          4Q 2001
--------------------------------------------------------------------------------------------------------
Total Customers                                              622,000          591,000          503,000
Net Additions                                                 31,000           20,000           99,000
Avg. Revenue Per User (ARPU) (incl. roaming)                     $79              $82              $84
Avg. Revenue Per User (ARPU) (w/out roaming)                     $57              $60              $60
Churn                                                            3.4%             3.8%             3.3%
Cost Per Gross Addition                                         $403             $442             $319
Monthly Cash Cost Per User (incl. roaming)                       $51              $56              $64
Monthly Cash Cost Per User (w/out roaming)                       $36              $41              $47
Average MOUs Per User (w/out roaming)                            458              425              440
Average MOUs Per User (incl. out roaming)                        586              555              551
MOUs (total system)                                    1,150 million    1,074 million      746 million
Roaming Minutes - Inbound                                324 million      307 million      182 million
Roaming minutes - Outbound                               232 million      233 million      143 million
Licensed POPs                                           15.8 million     15.8 million     15.6 million
Covered POPs                                            11.8 million     11.5 million     11.2 million
Penetration - Covered POPs                                       5.3%             5.1%             4.5%
Number of Cell Sites                                           1,509            1,483            1,400
-------------------------------------------------------------------------------------------------------

LISTING STATUS WITH NYSE
Based on current market trends and pricing, the Company remains below the NYSE's $1 minimum share price and $100 million market cap minimum listing requirement. The minimum share price requirement offers a six-month cure period following notification (which expires on March 3, 2003). The NYSE has indicated it will consider activities, such as shareholder actions, and allow for the approval of these actions at the Company's next Annual Meeting to meet the minimum share price requirement.

The Company's Board of Directors has approved taking further action, if necessary, to meet the $1 minimum listing requirement. This includes a proposal for including a reverse stock split in the proxy for the Annual Shareholders meeting scheduled for May 29, 2003. The Company is also exploring other trading venues for its common stock. The Company has notified the NYSE of these proposed actions. If a proposed reverse split is enacted by shareholder vote, it is required to be promptly implemented and the listing requirement will be met if the share price exceeds the $1 minimum share price requirement for the following 30 trading days. If the market price of its common stock increases or the Company identifies an alternative trading venue for its stock, the Company may not need to take shareholder action. The Company will continue periodically reporting its progress to the NYSE and the realization of objectives as outlined in its approved plan (addressing both the share price and the market capitalization minimum standards), which is still in effect until February 26, 2004.

"We have had discussions about the Company's next steps to achieve the $1 minimum listing requirement with the NYSE staff," said Sharbutt. "In addition to the possible shareholder action, we are actively pursuing other trading venues for our common stock."

BUSINESS OUTLOOK
The following business outlook for 2003 may be materially affected by competitive conditions, continued development and acceptance of new 3G products and services, changes in pricing plans as well as general economic conditions, among other things:

o     Full year 2003 EBITDA of approximately $80 million
o Free cash flow positive for the full year of 2003, excluding cash interest to be paid out of escrow o Capital expenditures of $40-50 million
o Penetration of Alamosa markets to be in the range of 6.2 to 6.5 percent by year-end 2003
o     Churn decreasing throughout 2003 and averaging 3.0% for the year of 2003

CONFERENCE CALL AND REPLAY
Alamosa has scheduled a conference call for March 4, 2003 at 9:00 a.m. Eastern Time (8:00 a.m. Central Time). To participate in the call, dial 913-981-5519 at least ten minutes before the call begins and ask for the Alamosa conference call. Investors, analysts and the general public will also have the opportunity to listen to the conference call free over the Internet by visiting the company's Web site at www.alamosapcs.com or www.companyboardroom.com. To listen to the live call online, please visit the Web site at least 15 minutes early to register, download and install any necessary audio software. For those who cannot listen to the live Web cast, an audio archive will be available shortly after the call on the company's website at www.alamosapcs.com or www.companyboardroom.com for approximately 30 days. A telephonic replay of the conference call will be available through Tuesday, March 11, 2003, and may be accessed by calling 719-457-0820 and using the passcode 461394.


ABOUT ALAMOSA
Alamosa Holdings, Inc. is the largest PCS Affiliate of Sprint based on number of subscribers. Alamosa has the exclusive right to provide digital wireless mobile communications network services under the Sprint brand name throughout its designated territory located in Texas, New Mexico, Oklahoma, Arizona, Colorado, Utah, Wisconsin, Minnesota, Missouri, Washington, Oregon, Arkansas, Kansas, Illinois and California. Alamosa's territory includes licensed population of 15.8 million residents.

ABOUT SPRINT
Sprint operates the largest, 100-percent digital, nationwide PCS wireless network in the United States, already serving more than 4,000 cities and communities across the country. Sprint has licensed PCS coverage of more than 280 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. In August 2002, Sprint became the first wireless carrier in the country to launch next generation services nationwide delivering faster speeds and advanced applications on Vision-enabled Phones and devices. For more information on products and services, visit www.sprint.com/mr. PCS is a wholly-owned tracking stock of Sprint Corporation trading on the NYSE under the symbol "PCS." Sprint is a global communications company with approximately 72,000 employees worldwide and nearly $27 billion in annual revenues and is widely recognized for developing, engineering and deploying state-of-the art network technologies.

FORWARD LOOKING STATMENTS
Statements contained in this news release that are forward-looking statements, such as statements containing terms such as can, may, will, expect, plan, and similar terms, are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in Alamosa's forward-looking statements, including the following factors: Alamosa's dependence on its affiliation with Sprint; shifts in populations or network focus; changes or advances in technology; changes in Sprint's national service plans or fee structure with us; change in population; difficulties in network construction; increased competition in our markets; adverse changes in financial position, condition or results of operations. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from Alamosa's forward-looking statements, please refer to Alamosa's filings with the Securities and Exchange Commission, especially in the "risk factors" sections of Alamosa's Annual Report on Form 10-K for the year ended December 31, 2001 and in subsequent filings with the Securities and Exchange Commission.


                                         ALAMOSA HOLDINGS, INC.
                                  CONSOLIDATED STATEMENTS OF OPERATIONS
                            (dollars in thousands, except per share amounts)

                                                               For the Three Months Ended               For the Year Ended
                                                                     December 31,                           December 31,
                                                                      (UNAUDITED)
                                                           -------------------------------      -----------------------------
                                                                2002              2001               2002              2001
                                                           -------------       -----------      ------------     ------------
     Revenues:
       Subscriber revenues                                 $    102,207        $    79,773      $    391,927     $    231,145
       Roaming revenues                                          40,689             32,009           139,843           99,213
                                                           -------------       -----------      ------------     ------------
         Total service revenues                                 142,896            111,782           531,770          330,358
       Product sales                                              6,192              8,113            23,922           26,781
                                                           -------------       -----------      ------------     ------------
         Total revenue                                          149,088            119,895           555,692          357,139
                                                           -------------       -----------      ------------     ------------

     Costs and expenses:
       Cost of service and operations                            87,094             83,223           343,472          237,843
       Cost of products sold                                     14,840             18,761            50,974           53,911
       Selling and marketing                                     30,703             36,123           119,063          110,052
       General and administrative expenses (excluding
         non-cash compensation of $0 and $0 for the
         three months ended December 31, 2002 and 2001,
         respectively, and $0 and $183 for the
         years ended December 31, 2002 and 2001,
         respectively)                                            4,374              3,251            15,264           13,853
       Depreciation and amortization                             27,017             30,246           105,121           94,722
       Impairment of goodwill                                        --                 --           291,635               --
       Impairment of property and equipment                        (138)                --             1,194               --
       Non-cash compensation                                         --             (1,099)               --             (916)
                                                           -------------       -----------      ------------     ------------

         Total costs and expenses                               163,890            170,505           926,723          509,465
                                                           -------------       -----------      ------------     ------------
           Loss from operations                                 (14,802)           (50,610)         (371,031)        (152,326)
     Interest and other income                                      577                946             3,459           11,664
     Interest expense                                           (26,031)           (23,441)         (102,863)         (81,730)
                                                           -------------       -----------      ------------     ------------

       Net loss before income tax benefit and
         extraordinary item                                     (40,256)           (73,105)         (470,435)        (222,392)

     Income tax benefit                                          14,623             25,161            67,086           78,472
                                                           -------------       -----------      ------------     ------------

       Net loss before extraordinary item                       (25,633)           (47,944)         (403,349)        (143,920)

     Loss on debt extinguishment, (net of tax benefit
       of  $0 and $0 for the three months ended
        December 31, 2002 and 2001, respectively, and
       $0 and $1,969 for the years ended
       December 31, 2002 and 2001, respectively)                     --                 --                --           (3,503)
                                                           -------------       -----------      ------------     ------------
       Net loss                                            $    (25,633)       $   (47,944)     $   (403,349)    $   (147,423)
                                                           ============        ===========      ============     ============

     Net loss per common share, basic and diluted:
       Net loss before extraordinary item                  $      (0.27)       $     (0.52)     $      (4.33)    $      (1.65)

       Loss on debt extinguishment, net of tax                       --                 --                --             (0.04)
                                                           -------------       -----------      ------------     -------------
       Net loss                                            $      (0.27)       $     (0.52)     $      (4.33)    $       (1.69)
                                                           =============       ===========      ============     =============
     Weighted average common shares outstanding,
       basic and diluted                                     93,371,938         92,387,323        93,048,883        87,077,350
                                                           =============       ===========      ============     =============



                            ALAMOSA HOLDINGS, INC.
                          CONSOLIDATED BALANCE SHEETS
               (dollars in thousands, except share information)

                                                                     December 31,           December 31,
                                                                         2002                   2001
                                                                  ------------------    ------------------
     ASSETS
     Current assets:
       Cash and cash equivalents                                  $           61,737    $          104,672
       Short term investments                                                     --                 1,300
       Restricted cash                                                        34,725                51,687
       Customer accounts receivable, net                                      27,926                42,740
       Receivable from Sprint                                                 30,322                 9,137
       Interest receivable                                                       973                 2,393
       Inventory                                                               7,410                 4,802
       Prepaid expenses and other assets                                       7,239                 4,749
       Deferred customer acquisition costs                                     7,312                 5,181
       Deferred tax asset                                                      5,988                 8,112
                                                                  ------------------    ------------------
         Total current assets                                                183,632               234,773
       Property and equipment, net                                           458,946               455,695
       Debt issuance costs, net                                               33,351                36,654
       Restricted cash                                                           --                 43,006
       Goodwill                                                                  --                293,353
       Intangible assets, net                                                488,421               528,840
       Other noncurrent assets                                                 7,802                 6,087
                                                                  ------------------    ------------------
         Total assets                                             $        1,172,152    $        1,598,408
                                                                  ==================    ==================
     LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities:
       Accounts payable                                           $           27,203    $           44,012
       Accrued expenses                                                       34,903                29,291
       Payable to Sprint                                                      24,649                16,133
       Interest payable                                                       22,242                22,123
       Deferred revenue                                                       18,901                15,479
       Current installments of capital leases                                  1,064                   596
                                                                  ------------------    ------------------
         Total current liabilities                                           128,962               127,634
                                                                  ------------------    ------------------
     Long term liabilities:
       Capital lease obligations                                               1,355                 1,983
       Other noncurrent liabilities                                           10,641                 7,496
       Senior secured debt                                                   200,000               187,162
       12 7/8% senior discount notes                                         268,862               237,207
       12 1/2% senior notes                                                  250,000               250,000
       13 5/8% senior notes                                                  150,000               150,000
       Deferred tax liability                                                 27,694                98,940
                                                                  ------------------    ------------------
         Total long term liabilities                                         908,552               932,788
                                                                  ------------------    ------------------
         Total liabilities                                                 1,037,514             1,060,422
                                                                  ------------------    ------------------
     Commitments and contingencies                                                --                    --

     Stockholders' equity:
       Preferred stock, $.01 par value; 10,000,000 shares
         authorized; no shares issued                                             --                    --
       Common stock, $.01 par value; 290,000,000 shares
         authorized, 94,171,938 and 92,786,497 shares
         issued and outstanding, respectively                                    942                   927
       Additional paid-in capital                                            799,966               799,366
       Accumulated deficit                                                  (664,720)             (261,371)
       Accumulated other comprehensive income, net of tax                     (1,550)                 (936)
                                                                  ------------------    ------------------
         Total stockholders' equity                                          134,638               537,986
                                                                  ------------------    ------------------
         Total liabilities and stockholders' equity               $        1,172,152     $       1,598,408
                                                                  ==================    ==================




                            Alamosa Holdings, Inc.
                             Computation of EBITDA
                                  (Unaudited)
                                (In thousands)

                                                   Three months ended                         Year ended
                                                      December 31,                           December 31,
                                           -----------------------------------    -----------------------------------
                                                2002               2001                2002                2001
                                           ----------------   ----------------    ----------------    ---------------

Operating loss                             $       (14,802)   $       (50,610)    $       (371,031)   $     (152,326)
Goodwill impairment                                     --                 --              291,635               --
Property and equipment impairment                     (138)                --                1,194               --

Depreciation and amortization                       27,017             30,246              105,121            94,722
Non-cash compensation                                   --             (1,099)                 --               (916)
                                           ----------------   ----------------    ----------------    ---------------

     EBITDA                                $        12,077    $       (21,463)    $         26,919    $      (58,520)
                                           ================   ================    ================    ===============



                                                        ####